Mail Stop 4628
                                                           April 30, 2018


Tracy W. Krohn
Chairman, Chief Executive Officer and President
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, Texas 77046


       Re:    W&T Offshore, Inc.
              Registration Statement on Form S-3
              Filed April 24, 2018
              File No. 333-224410

Dear Mr. Krohn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           /s/ Kevin M.
Dougherty for

                                                           John Reynolds
                                                           Assistant Director
                                                           Office of Natural
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